THE BANK OF NOVA SCOTIA

Financial Reporting
Whistleblower Policy

Supplement to the Guidelines for Business Conduct

The Bank of Nova Scotia
Financial Reporting Whistleblower Policy
Table of Contents

SECTION 1	– OVERVIEW	3

SECTION 2	– INTENT OF POLICY	3

SECTION 3	– SCOPE	3

SECTION 4	– THE POLICY	3
4.1	Types of Financial Reporting Concerns	3
4.2	Means of Reporting	4
4.3	Investigation	4
4.4	Reporting	4
4.5	Protection from Retaliation	5

SECTION 5	– ROLES AND RESPONSIBILITIES	5
5.1	Audit and Conduct Review Committee	5
5.2	Chief Auditor	5
5.3	Global Compliance Services	6
5.4	Group Compliance	6
5.5	Business Unit, Operating and Executive Management	6
5.6	All Scotiabank Group Employees	6

The Bank of Nova Scotia
Financial Reporting Whistleblower Policy
SECTION 1 — OVERVIEW
The Bank’s Guidelines for Business Conduct (the Guidelines) outline the ethical standards that the Bank requires all employees, senior officers and directors to adhere to. The Bank’s reputation of honesty and integrity is reflected in the way it conducts business. It is also reflected in the integrity of the Bank’s financial reporting.
SECTION 2 — INTENT OF POLICY
The Scotiabank Financial Reporting Whistleblower Policy (“the Policy”) is designed as a control to further safeguard the integrity of the Bank’s financial reporting. The Policy requires employees to report concerns about the integrity of the Bank’s financial reporting. This reporting can be done through a number of channels on a confidential and anonymous basis.
SECTION 3 — SCOPE
This policy applies to The Bank of Nova Scotia and all its subsidiaries. The responsibility to report financial reporting concerns, and the protections provided to those who do so, applies to all Scotiabank Group employees globally.
The Policy is a supplement to the Guidelines, and acknowledgement of adherence to the Policy is incorporated into the annual acknowledgement and certification of adherence to the Guidelines.
SECTION 4 — THE POLICY
4.1 Types of Financial Reporting Concerns
Employees have a responsibility to report concerns about the integrity of financial reporting, related to:
•	Accounting and Auditing Concerns – examples include: falsification or destruction of business or financial records; misrepresentation or suppression of financial information; non-adherence to internal financial reporting policy/controls, including management over-ride; and auditor independence concerns.

•	Suspected Fraudulent Activity – examples include: defalcation; unlawful or improper payments; and insider trading of BNS issued securities.

•	Whistleblower Retaliation or Retribution - examples include: statements, conduct or actions involving discharging, demoting, suspending, harassing or discriminating against an employee, resulting from an employee reporting a concern in good faith in accordance with this Policy.

The Bank of Nova Scotia
Financial Reporting Whistleblower Policy
4.2 Means of Reporting
There are three established means for employees to report their financial reporting concerns as follows:
(i)	Through existing chain of communication -

The Bank has well-established procedures to enable employees to escalate violations of the Guidelines for Business Conduct through the “Chain of Communication”. These procedures also apply to raising financial reporting concerns.

(ii)	Directly to the Chief Auditor -

Employees may raise their financial reporting concerns in writing directly with the Bank’s Chief Auditor via email or other correspondence. This may be done on an anonymous basis.

(iii)	Third Party Independent Hotline -

The Bank has also established a mechanism for confidential and anonymous submission of financial reporting concerns through an independent third party, “Global Compliance Services” (GCS). GCS provides a hotline and a web-site (together, the ”Hotline”) that are accessible by staff in all of the Bank’s locations 24 hours a day, 7 days a week. Concerns raised through the Hotline are submitted to the Chair of the Audit and Conduct Review Committee and/or the Bank’s Chief Auditor (either of which may be the Primary Recipient, depending on the nature of the claim) to ensure independent review, investigation and disposition of concerns.
The Office of the President – Customer Concerns receives concerns from external parties, which may include financial reporting concerns. Financial reporting concerns will be provided to the Chair of the Audit and Conduct Review Committee and/or the Bank’s Chief Auditor, depending on the nature of the claim.
4.3 Investigation
Upon receipt of a financial reporting concern, the Primary Recipient will evaluate the severity of the concern to determine whether an internal or external investigation is required.
The Primary Recipient will then assign the investigation accordingly and maintain oversight of the investigation to ensure appropriate and timely resolution.
4.4 Reporting
(i)	To the Audit and Conduct Review Committee:
•	Significant financial reporting concerns will be raised to the Chair of the Audit and Conduct Review Committee either by the Chief Auditor or directly by GCS.

•	The Chief Auditor will provide a quarterly report to the Audit and Conduct Review Committee that summarizes the activity and results of the Financial Reporting Whistleblower Concerns raised and investigations conducted. More frequent reporting to the Audit and Conduct Review Committee may be provided as appropriate.

The Bank of Nova Scotia
Financial Reporting Whistleblower Policy
(ii)	To Executive Management:
•	The Chief Auditor will report the results of investigations to executive management who has responsibility for the area concerned. This will be done in order to advise them of the disposition and/or to ensure appropriate resolution of the concern.
(iii)	To the Claimant:
•	The status/resolution of the investigation will be communicated to the claimant, where possible. If the concern was raised through the Hotline, the Primary Recipient of the concern will post the status/resolution on the Hotline, which can be accessed anonymously by the claimant.
4.5 Protection from Retaliation
The Bank will protect from admonishment, discipline or retaliatory action of any kind, any employee, who in good faith, reports a Financial Reporting Whistleblower Concern either in accordance with the methods described in the Guidelines or in accordance with this supplement to the Guidelines.
SECTION 5 — ROLES AND RESPONSIBILITIES
5.1 Audit and Conduct Review Committee:
•	Review and recommend approval of the Financial Reporting Whistleblower Policy to the Board of Directors

•	Review and approval of Program and Procedures associated with this Policy, addressing the dissemination, investigation and reporting of complaints received regarding accounting, internal financial reporting controls or auditing matters. (“Financial Reporting Whistleblower Policy”).

•	Oversight of the Financial Reporting Whistleblower Program.

•	Receipt, investigation and actioning of financial reporting concerns involving Executive Management and Audit.
5.2 Chief Auditor:
The Chief Auditor is responsible for the overall management of the Policy and the financial reporting concern handling process. This includes:
•	Development and maintenance of the Policy.

•	Management of the Financial Reporting Whistleblower Program.

•	Oversight and responsibility for the actions of GCS.

•	Conduct investigations of financial reporting concerns, except those performed under the direct supervision of the Audit and Conduct Review Committee.

•	Communication with employees raising concerns, either directly or through the GCS facility.

•	Reporting to the Audit and Conduct Review Committee, Executive Management and/or the External Auditors.

The Bank of Nova Scotia
Financial Reporting Whistleblower Policy
•	Consolidating, filing and retaining all concerns received, together with the status/results of investigation.
5.3 Global Compliance Services:
•	Receipt of financial reporting concerns through the Hotline.

•	Reporting of concerns to the appropriate recipients within Scotiabank.

•	Providing confidential access to the Hotline for follow up communication with the concerned employee in order to maintain their anonymity.
5.4 Group Compliance:
•	Consultation in the development of the Policy.

•	Together with Human Resources, communicate the Guidelines for Business Conduct, to which this Policy is a supplement.

•	Coordination of the annual certification of adherence to the Guidelines for Business Conduct, including this Policy.

•	Investigation of complaints around trading in BNS shares by senior officers.
5.5 Business Unit, Operating and Executive Management:
•	Communicate and reinforce the Financial Reporting Whistleblower Policy.

•	Direct Financial Reporting Whistleblower Concerns, raised through the Chain of Communication, to the Chief Auditor for investigation.
5.6 All Scotiabank Group Employees:
•	Act with integrity and honesty in all financial reporting related duties.

•	Raise concerns over the integrity of the financial reporting, internal financial reporting controls or auditing matters through one of the means identified in this Policy.